Exhibit 12.1

Paperweight Development Corp. and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	Six Months Ended
	(Successor Basis)		(Successor Basis)		Predecessor Basis
	June 29, 2003	June 30, 2002	2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001	2000	1999	1998
Net earnings from continuing operations	$8,656	$5,128	$10,092	$7,616	$37,183	$66,161	$49,893	$82,813
Add: Income tax expense	551	39	503	117	20,625	32,874	17,715	53,716
Add: Interest expense	26,840	37,772	68,354	10,638	25,441	43,244	42,926	60,215
Minority interest in net earnings of subsidiaries	—	—	—	—	—	1,230	4,896	5,493
Equity in net income of unconsolidated affiliates	—	—	—	—	—	—	—	(7,313)
Portion of rent deemed interest factor	1,328	1,522	2,930	386	2,485	3,394	3,448	3,878

Total earnings available for fixed charges	$37,375	$44,461	$81,879	$18,757	$85,734	$146,903	$118,878	$198,802

Fixed charges:
Interest expense	26,840	37,772	68,354	10,638	25,441	43,244	42,926	60,215
Portion of rent deemed interest factor	1,328	1,522	2,930	386	2,485	3,394	3,448	3,878

Total fixed charges	$28,168	$39,294	$71,284	$11,024	$27,926	$46,638	$46,374	$64,093

Ratio of earnings to fixed charges	1.3	1.1	1.1	1.7	3.1	3.1	2.6	3.1